An Unrivaled Platform for
Growth & Value Creation in
Healthcare
Valeant Pharmaceuticals International, Inc. +
Allergan, Inc.
April 22
nd
, 2014
Filed by Valeant Pharmaceuticals International, Inc.
(Commission File No. 001-14956) pursuant to Rule
425 under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934
Subject Company: Allergan, Inc.
Commission File No.: 001-10269
To be used in connection with Investor Presentation

Speakers

J. Michael Pearson
Chairman of the Board and Chief Executive Officer
Howard Schiller
Executive Vice President and Chief Financial Officer
Dr. Ari Kellen
Executive Vice President and Company Group Chairman

Forward-looking statements (1/2)
the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that
Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;
if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to
Allergan and the ultimate ability to realize synergies;
the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

This communication may contain forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995 and Canadian securities laws.  These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire
Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans.  Forward-looking statements may be identified by the use of the words
“anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,”
“potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,”
“ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements.  These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”)
and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in
Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference.  Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the
CSA, and include, but are not limited to:

Forward-looking statements (2/2)
the effects of governmental regulation on our business or potential business combination transaction;
ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;
our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;
the impact of competition from other market participants;
the development and commercialization of new products;
the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;
our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and
the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.
All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement.  Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof.  Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

Additional information
Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21,
2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or
Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by
Pershing Square.  The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.
This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the U.S. Securities and Exchange Commission (the “SEC”).  This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant,
Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE
PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS
FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS
THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Any
definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or
Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing
Square through the web site maintained by the SEC at
http://www.sec.gov.

Valeant + Allergan An unrivaled platform for growth and value creation in healthcare 6

Valeant + Allergan – strategically compelling transaction
Unrivaled portfolio in Ophthalmology, Dermatology, and Aesthetics
Great for patients & physicians around the world
High single-digit organic growth rate for foreseeable future
25%-30% pro forma 2014* Cash EPS accretion, year 2 and beyond expected 15-20%+ Cash
EPS growth depending on deployment of free cash flow
$2.7B+ in annual operating cost synergies, not including significant revenue synergies
~80% in first 6 months with the remaining ~20% in the following 12 months
Maintaining $300M+ in annual R&D spend to complete high-probability projects
High single-digit tax rate for combined company in addition to cost synergies
Pershing Square is Allergan’s largest shareholder with a 9.7% stake, supporting the transaction and will elect for 100% stock
Delivered merger agreement, no antitrust uncertainty, committed financing for $15.5B
Flexible with any and all social issues
Valeant 1
st
quarter Cash EPS will meet/beat analyst consensus expectations, outlook for rest of year strong, raising Cash EPS guidance from $8.25-$8.75 to $8.55-$8.80, despite negative FX headwinds of ~$0.15 Cash EPS since budget

* Assumes January 1 2014 close with full synergies day 1
Source for analyst consensus: Thompson/First Call
st

Contents Financial Rationale Strategic Rationale Synergy Overview Potential Social Issues Antitrust, Due Diligence & Contract Pershing Square Involvement Valeant 2014 Outlook Next Steps 8

Proposed Transaction Review - consideration

Cash/Share* $48.30
+ Exchange Ratio 0.83
Allergan
Ownership*
43%
*based off of diluted shares of 306.7M
Offers a substantial premium to unaffected $116.63
share price as of April 10
th
, 2014 the day before Pershing
Square crossed the 5% Schedule 13D ownership level
and commenced its rapid accumulation program

Proposed Transaction Review – key transaction features
Significant immediate value to shareholders
For each Allergan share:
$48.30 in cash
0.83 Valeant shares
Sustainable long-term value to shareholders
$2.7B+ in annual operating cost synergies
Additional significant revenue synergies
Additional tax synergies
Combined company expected to initiate $0.20/share annual dividend at close, equal to current Allergan dividend
No hurdles to closing
No financing contingency, committed financing from Barclays and RBC Capital Markets
No antitrust uncertainty as Valeant will accept antitrust risk
Support from Allergan’s largest shareholder
Pershing Square with 9.7% stake in Allergan
Agreed to elect to take all stock
Intends to be a significant long-term Valeant shareholder

Financially Compelling Transaction
2014E Valeant Allergan
Valeant +
Allergan
Revenue ($B) $8.3-$8.7 $6.8-$7.1 $14.8-$15.5
Adj. Cash Net
Income ($B)
$2.9-$3.0 $1.6 -$1.7 $6.6-$6.7
Cash EPS $8.55-$8.80 $10.95-$11.20
Accretion 25%-30%

Full year 2014 Pro Forma financials
Assumes Jan 1
st
2014 close with full synergies day 1
Source for Allergan amounts: based on Allergan earnings release February 5 2014
Note: assumes Dysport, Restylane, and Perlane are divested
th

Financially Compelling Transaction

2014+ Combined Company Outlook
25%-30% pro forma 2014* Cash EPS accretion, year 2 and beyond expected 15-20%+ Cash EPS growth depending on deployment of free cash flow
High single-digit organic revenue growth for foreseeable future
80% gross margins, improving over time
$2.7B+ annual operating cost savings
High single-digit tax rate
$300M+ annual R&D spend
Avg. interest expense of ~5.3% across total net debt of ~$28B at closing
$6B+ in annual free cash flow and growing
Ability to leverage a strong balance sheet (expected net leverage of ~3.0x)
Source: Valeant management estimates
* Assumes Jan 1 2014 close with full synergies day 1
Accretive business development
Debt reduction
Share buybacks

Financing and Balance Sheet Impact

Financing
Commitment
Strong Cash
Flows
$15.5B committed financing from Barclays and RBC Capital
Markets
Take out financing a combination of secured bonds,
unsecured bonds, and bank debt
Expected interest rate of ~5.5% on new debt (subject to
market conditions)
Annual free-cash-flow generation in excess of $6B and
growing
Capacity for continued business development
Dividend
Expect to initiate a dividend of $0.20/share per year at
close, in-line with current Allergan dividend
Credit
Profile
~$28B net debt at closing
Expected pro forma leverage of ~3.0x
Expect investment grade rating over time

Contents Financial Rationale Strategic Rationale Synergy Overview Potential Social Issues Antitrust, Due Diligence & Contract Pershing Square Involvement Valeant 2014 Outlook Next Steps 14

Valeant Operating Principles
1.   Put patients and our customers first by maintaining the highest ethical standards in the industry
2.   Select high-growth business segments (therapeutic areas and geographies) where the healthcare professional is still the primary decision maker
3.   Maintain a bias toward durable products that are largely cash pay, or are reimbursed through private insurance
4.   Focus our resources on bringing new products to the market (output), not R&D spend (input)
5.   Maintain a decentralized operating model to ensure decisions are made close to the customer
6.   Focus our promotional spending on customer-facing activities
7.   Measure all of our operating units on organic growth and cash flow generation
8.   Require Internal Rates of Return (IRR) significantly above our cost of capital, coupled with short-term cash paybacks for all of our deals
9.   Directly link senior management compensation to long-term shareholder returns
10. Ensure tight controls and rigorous compliance standards while avoiding overspending

~$3.8B
Valeant + Allergan, An unrivaled platform for growth and
value creation in healthcare
Ophthalmology
Dermatology Rx Aesthetics
Consumer Neurology/Dental/Other Emerging Markets
Note: Therapeutic area revenue estimates exclude revenue from emerging markets
6-7% ~$1.5B 6-7% ~$2.1B 11-12%
~$1.3B 6-7% ~$2.8B 4-6% ~$3.8B 10-13%
Valeant +Allergan
2014E rev
5 year market growth rate
Source: IMS, EvaluatePharma

Valeant + Allergan a leading portfolio in Eye Health

Leading
pharmaceutical
portfolio
Complete surgical
offering
High-growth contact
lens business
Leading consumer
business
• Leading player
with complete
Eye Health
offering
• 5-year category
growth CAGR:
6-7% vs. 3-4% for
overall pharma
market
Source: IMS, EvaluatePharma

Eye Health leaders (Global Rx, Device, and Consumer)
#2 player in global Eye Health
Rank Company
2013 Sales
($B)
1 Alcon 10.2
2 Valeant + Allergan 6.3
3 Johnson & Johnson 2.9
4 Regeneron 1.6
5 Roche 1.5
6 CooperVision 1.3
7 Santen 1.2
8 Abbott (AMO) 0.8
9 Zeiss 0.8
10 Bayer 0.7

Source: EvaluatePharma, Euromonitor

Product Launch
Est Peak Sales
($MM)
Product Launch
Est. peak sales
($MM)
enVista™ inserter
(lens)
Launched
560-820
Brimonidine 2016
1,150-2,500
PureVision2 for
Presbyopia
Launched
Latanoprostene
bunod
2016
Victus™
enhancements
Lens
fragmentation 2H
2014
MIM-D3 2017
Ultra™
Launched
Ultra Multi Focal,
Toric, and Plus
Powers
2015/2016
BioTrue®
multifocal
May-14
Trulign™
expanded ranges
(lens)
Q2 2014
Product Launch
Est Peak Sales
($MM)
Product Launch
Est. peak sales
($MM)
Ozurdex (DME) Expected 2014 100-150 Restasis EU 2015 100-200
Launch Products Phase III
Eye Health pipeline

Source: analyst estimates for Allergan, Valeant management estimates

Valeant + Allergan a leading portfolio in Dermatology

Leading acne
portfolio
Leading anti-infective
and anti-fungal
portfolio
Strong dermatoses
and skin barrier
franchise
Complementary
immune business
• 5-year category
growth CAGR of
6%-7% vs. 3%-
4% for overall
pharma market
• Major US player
with strong
portfolio offering
across
categories
• Most launches in
the industry in
2014
Source: IMS, EvaluatePharma

Product Launch
Est Peak Sales
($MM)
Product Launch
Est. peak sales
($MM)
Bensal HP® Re-launched
445-1,055
IDP-118 2017 200-300
Luzu® Launched
Retin-A Micro®
.08%
Jun-14
Jublia®
Q3 2014 (pending
FDA approval)
Onexton™
Early Q1 2015
(pending FDA
approval)
Product Launch
Est Peak Sales
($MM)
Product Launch
Est. peak sales
($MM)
None Aczone X 2016 50-100
Launch Products Phase III
Dermatology pipeline

Source: analyst estimates for Allergan, Valeant management estimates

Valeant + Allergan a leading portfolio in Aesthetics

Leader in toxins and
fillers
Leader in physician
skin care
Comprehensive
energy-based device
portfolio
#2 globally in breast
aesthetics
• 5-year category
growth CAGR of
11-12% vs. 3%-
4% for overall
pharma market
• Creates global
leader across
categories
• Only
comprehensive
portfolio in the
industry
Source: IMS, EvaluatePharma

Product Launch
Est Peak Sales
($MM)
Product Launch
Est. peak sales
($MM)
Neotensil™ Launched
135-235
Emervel 2015 100-200
Obagi360™ System Launched
Ideal Implants Q3 2014
Hyaluronic acid for
lips
Q4 2014
Product Launch
Est Peak Sales
($MM)
Product Launch
Est. peak sales
($MM)
Botox (Crow’s
Feet)
Launched 50-100 Latisse EU 2015
200
Latisse (Brow) 2017
Launch Products Phase III
Aesthetics pipeline

Source: analyst estimates for Allergan, Valeant management estimates

Valeant Emerging Market portfolio
Diversified geographic mix including Poland, Russia & CIS, Turkey, China,
Brazil, Mexico, Indonesia, South Africa, Vietnam, and Middle East
Extensive experience selling branded generics, OTCs, and innovative products
Tailored local market strategies
Sales forces with strong physician and pharmacy relationships
Augment selling efforts with direct to consumer advertising
Branded generic products are equivalent to US Healthcare OTCs (i.e., Advil
vs. Perrigo Ibuprofen)
Recommended by physicians & largely cash-pay
Typically 10-20% premium over pure generics
Products targeting the growing middle class
Doctors recommend and patients make brand decisions based on perceptions of quality, value, and brand loyalty
No patent cliffs, launching 300+ branded generic products per year across markets

Valeant leading local brands in emerging markets
Leading flu & virus medication in Russia
~$40M in 2013 revenue with ~10%+ growth
Beta-blocker to treat hypertension & angina in Poland
~$30M in 2013 revenue with 5% growth
Vitamin B injection, injected at doctor/pharmacy in Mexico
~$45M in 2013 revenue with 10%+ growth
#1 Brazilian sports nutrition line
~$60M in 2013 revenue with 20%+ growth
Leading line of aesthetic contact lenses in Asia
~$40M in 2013 revenue with 30%+ growth
Leading weight loss product in SE Asia & South Africa
~$14M in 2013 revenue with 15%+ growth

Opportunity to apply Valeant emerging market success
to Allergan

Distributor of Botox in Poland for Allergan
from 2005-2008
Drove significant Y/Y growth: topline 60%,
volume 40%
Gained over 70% market share in aesthetics
Post V growth slowed to single digit CAGR
over the next 4 years
Built leading
brand position,
growing both
product sales and
overall market
sales
Leveraged
existing sales
infrastructure and
physician
relationships
Developed local
commercial plan:
engaging local
KOLs, physicians
and consumers
Current distributor of Dysport in Serbia for
Ipsen
#1 sales position in toxin market (Botox #2)
Continuing to grow overall market and
product sales (20% growth 2013 over 2012)
Distributor of Aloxi in Croatia for Eisai
Captured 30% market-share by year 2, 50%
market-share by year 4
Doubled overall market from launch to year 4

Valeant’s Emerging Market Success will Drive Growth
~950
~850
2011
+11% p.a.
2013
~1,050
2012
~980
~670
~2,500-2,700
+55% p.a.
2014 2013
~1,480
2012 2011
Valeant Emerging Market Growth Allergan Emerging Market Growth
Growth USD
12% 11% 46% 51%
Revenue ($M) (includes acquisitions) Revenue ($M) (includes acquisitions)

76%
Source for Allergan: 2013 annual report
Expectation to drive significant revenue synergies with Valeant commercial footprint

Valeant + Allergan a leading portfolio in Consumer
Healthcare

Leading eye health
portfolio
Strong dermatology
portfolio
Global portfolio of
local brands
•
5-year market
growth CAGR of
6-7% vs. 3%-4%
for overall
pharma market
•
Accelerate
Allergan’s
Refresh growth
by leveraging
Valeant’s top 15
consumer
infrastructure
Valeant Products
Allergan Products
Source: IMS, EvaluatePharma

Valeant + Allergan a leading portfolio in Dental

Anti-infective and
tissue regeneration
Fast professional
whitening option
Fast-acting lidocaine
• 5-year market
growth CAGR of
6-7% vs. 3%-4%
for overall
pharma market
• Largest Rx sales
force and
presence
• Significant
opportunity to
add products
• Significant
aesthetics
opportunity
Source: IMS

What is a durable healthcare product?
Products with similar characteristics to branded consumer products
Established brand names with brand equity
Lack of reliance on patent or regulatory exclusivity
Physicians or patients are making the purchasing decision
Mostly cash or 3   party commercial pay
Within consumer goods, healthcare OTCs offer the most attractive margins
Included product categories
Physician-dispensed products (e.g., aesthetics, IOLs, contact lenses, dental products)
Consumer products (e.g., Biotrue, Renu)
Emerging market branded generics, OTCs, and innovative products
(e.g., Bedoyceta, Bioscard, Monopril)
Off-patent brands & generic drugs (e.g., Virazole)

rd

85% of Valeant products are durable

Total 2014E
8.5
1.3
On-Patent
Rx Pharma
Off-Patent
Rx Brands
1.7
Emerging
Markets
3.1
Consumer
Products
1.0
Physician
Dispensed
1.5
Revenue ($B)
Non durable
Durable
Source: Valeant management estimates

Attractive Mix of Durable Products
Durable product portfolio
Durable
Valeant = $8.5B
Allergan = $6.9B
Non-Durable

Combined company
Non-Durable
Durable
15%
60%
40%
Durable
Non-Durable
74%
26%
PF = $15.4B
Source: Valeant management estimates
85%

Attractive Payor Mix
Manageable government pay
Cash/Privately
Reimbursed
25%
Government
Reimbursed
75%
Valeant = $8.5B
35%
65%
Allergan = $6.9B
Government
Reimbursed
Cash/Privately
Reimbursed

Combined company
Cash/Privately
Reimbursed
Government
Reimbursed
70%
30%
PF = $15.4B
Source: 2013 annual reports and Valeant management estimates

Dr. Ari Kellen Executive Vice President and Company Group Chairman 34

Respective R&D portfolios
Valeant Allergan
Upcoming US
launches
Number of launches
Peak sales potential
19
$1.3-2.3B
3
$350-500M
Late-stage pipeline
Number of projects
Peak sales potential
7
$1.5-3.5B
6
$500-750M
R&D spend
Expected 2014
$250M -
$300M*
$1.1B

Source for Allergan: analyst estimates
*2014 exit run-rate of $200M

Valeant US Launch Products (1/2) – derm and aesthetics
Product Category Description Expected launch date Est. peak sales ($M)
Bensal HP® Derm
Dermatitis, wound
healing
Re-launched 25-75
Luzu® Derm
Topical antifungal for
athlete’s foot
Launched 50-75
Neotensil™ Aesthetics
Topical product for
under-eye bags
Launched 80-100
Obagi360™ System Aesthetics
Skincare kit for women in
their 30’s
Launched 10-30
Retin-A Micro® .08% Derm
Topical treatment for
acne
Jun-14 20-30
Jublia® Derm
Topical antifungal for
onychomycosis
Q3 2014 (pending FDA
approval)
300-800
Ideal Implants Aesthetics Breast implant Q3 2014 25-75
Hyaluronic acid for lips Aesthetics Small particle filler Q4 2014 20-30
Onexton™ Derm
Topical treatment for
acne
Q4 2014 50-75

Source: Valeant management estimates

Valeant US Launch Products (2/2) – eye health,
consumer, and oral health
Product Category Description Expected launch date Est. peak sales ($M)
enVista™ inserter (lens) Eye Health Further enhancements Launched 40-50
PureVision
Presbyopia
Eye Health Daily contact lens Launched  20-30
Victus™ enhancements Eye Health Multiple enhancements
Lens fragmentation
2H 2014
100-200
Ultra ™ Eye Health
Silicone hydrogel
monthly lens
Launched 300-400
BioTrue® multifocal Eye Health Daily contact lens May-14 60-80
Trulign™ expanded
ranges (lens)
Eye Health Broader range of powers Q2 2014 40-60
CeraVe® baby line   Consumer OTC moisturizer Launched 15-20
Peroxiclear™ Consumer
Peroxide based contact
lens solution
Launched 50-70
Ossix® Plus Oral Health Dental membrane Launched 10-20
Onset® Oral Health Dental analgesic Launched 40-50
Total $1,255M-2,270M

Source: Valeant management estimates
2 for

Allergan Launch Products
Product Category Description Expected launch date Est. peak sales ($M)
Ozurdex Eye Health DME Expected 2014 100-150
Levadex Neurology Migraine Late 2014/2015 200-250
Botox Derm/Aesthetics Crow’s Feet Launched 50-100
Total $350M-500M

Source: analyst estimates

Valeant Phase III portfolio
Product Category Description Expected launch year
Estimated peak sales
($M)
Brimonidine Eye Health Eye Whitening OTC 2016 300-400
Latanoprostene bunod Eye Health Glaucoma 2016 400-1000
MIM-D3 Eye Health Dry Eye 2017 400-1000
Ultra Multi Focal, Toric,
and Plus Powers
Eye Health Contact Lens 2015/2016 50-100
IDP-118 Derm Psoriasis 2017 200-300
Emervel Aesthetics Fine lines and wrinkles 2015 100-200
Emerade Allergy Anaphylaxis 2016 100-500
Total $1,550M-3,500M

Source: Valeant management estimates

Allergan Phase III portfolio
Product Category Description Expected launch year
Estimated peak sales
($M)
Restasis EU Eye Health EU Approval 2015 100-200
Botox Neurology Juvenile Cerebral Palsy 2015/2016 100
SER-120 Urology Nocturia 2016 50-150
Aczone X Derm/Aesthetics Acne 2016 50-100
Latisse EU Derm/Aesthetics Eye lash 2015 100
Latisse Derm/Aesthetics Brow 2017 100
Total $500M-$750M

Source: analyst estimates

Our observations on Allergan R&D
~80%+ of Allergan current revenue was sourced externally and ~50% was originally sourced prior to 1998
Based on our project-by-project estimates (verified by 3   party consultants),
bringing Allergan line extensions and lower-risk development  (since 1998)
to market would have cost ~$2B (approx. $125M per year) under the
Valeant model
Over this time period, Allergan spent $9.5B, including on higher-risk programs
Allergan R&D track record includes ~35 failures over this same time frame
The industry track-record on R&D over the past two decades is also not impressive

Source: annual reports
rd

Despite $9.5B in Allergan company’s R&D since 1998,
~80% of 2013 revenue is externally acquired
Product Launch Date
2013 Sales
($M) Origin
Botox 1989 ~1,990
Purchased in 1987 from physician originator,
developed as a treatment for Strabismus
Alphagan 1996 ~220 Acquired from Pfizer
Tazorac 1997 ~90 Developed in house
Juvederm 2000 ~300 Acquired in Inamed purchase in 2005
Lumigan 2001 ~630 Developed in house
Restasis 2002 ~940
UGA in 1993; subsequently co-licensed, co-
developed, and co-marketed with Inspire
Pharmaceuticals
Aczone 2005 ~140 Bought from QLT in 2008
Combigan 2007 ~250 Combination product leveraging Alphagan
Latisse 2008 ~100 Fortunate side effect of existing product (Lumigan)
Breast implants NA ~420 Acquired in Inamed purchase in 2005
Other dermal fillers NA ~140 Acquired in Inamed purchase in 2005
SkinMedica NA ~80 Acquired in SkinMedica purchase in 2012
Source: annual reports, FDA, EvaluatePharma, press searches

Opportunity to deliver same R&D output at lower cost
Cumulative Allergan
R&D spend since 1998
$9.5B
~$2.0B
Estimated cost of
delivering line extensions
and lower-risk products
under Valeant model
Examples

Source: annual reports, Valeant management estimates, 3   party consultant estimates
~10 Botox indications
Restasis
Combigan
Latisse
Tazorac
rd

Allergan has had at least 35 R&D failures since 1998

Source: EvaluatePharma
5
11
3
10
6
Pre-Clinical
Phase II
Research project
Phase III
Phase I
Abandoned / Suspended R&D Projects by Phase
•
Ophthalmic RNAi
•
Retinoic Acid Metabolism
•
AGN / NRX 194310
•
AGN 197075
•
AGN 199981
•
PS388023
•
AGN – 207281
•
AGN 195795
•
AGN 201781
•
AGN 210669
•
AGN 210676
•
AGN818
•
NRX 195183
•
Sima-027 (AGN 745)
Examples

Source: “Diagnosing the decline in pharmaceutical R&D efficiency”, Jack W. Scannell, Alex Blanckley, Helen Boldon & Brian Warrington, Nature Reviews Drug
Discovery 11, 191-200 (March 2012); Allergan 10Ks, annual reports
Industry R&D productivity vs. Allergan spending
1000
100
10
1.0
0.1
2010 2000 1990 1980 1970 1960 1950
Overall trend in R&D efficiency Allergan R&D spend trend ($B)
1.5
15E17E
1.2
2010
0.8
1.1
05
0.4
0.8
2000
0.2
95
0.1
1990
0.1
13
1.0

Howard Schiller Executive Vice President and Chief Financial Officer 46

Operating model differences (1/2)

Valeant Allergan
Benefits of Valeant
model
Commercial
Direct customer-
facing promotion
(70% total
headcount)
Heavy investment in
marketing
Clear ROI and
value of dollars
spent
Organization
Decentralized,
local,
empowered
business owners
Rapid-decision
making at
local/customer
level
Centralized, global
& regional
organizations
Heavy corporate
focus and spend
“Gold-plated”
approach
Quicker, better-
informed decisions
made close to the
customer
Small, lean and
focused corporate
center

Operating model differences (2/2)

Valeant Allergan
Benefits of Valeant
model
Capital
Allocation
Low risk, in-line
and late-stage
assets
Strict price
discipline
Higher-risk, earlier-
stage assets
Less sensitive to
price paid
Higher returns on
capital and faster
paybacks
Easier to
understand success
and track record
R&D
Low-risk, late-
stage projects
(line-extensions)
2-3% of revenue
Early-stage, risky
programs (limited
success)
Similar emphasis on
line-extensions but
at ~4-5x the cost
Low-risk
investments
(eliminates risky
early stage
research)
Focus on outputs

Valeant focuses on selling over marketing
Over 70% of non-manufacturing
employees in sales-based roles (# of
reps)
North America: 1,700
Asia: 1,900
Europe: 2,300
LATAM: 800
Major sales forces (# of reps):
US Eye Health: 700
Russia/CIS: 660
China: 640
Mexico: 550
Poland: 400
US Aesthetics: 340
Canada: 238
US Derm: 200
Dental: 150
• Investment in sales
professionals to drive long-
term relationships & create
brand equity with medical
stakeholders
• Lower emphasis on Rx
marketing due to industry
dynamics:
• Narrow option on
marketing messaging
(e.g., on label)
• Strict regulatory and
compliance requirements
• Different focus & commercial
model for consumer products
• Detail to physicians for
professional
recommendation
• Supplement with high-ROI
DTC campaigns (e.g.,
Occuvite TV ads)

Recent Investments in field force to drive organic growth
US Aesthetics
340 reps in 2014 up from 49 reps in 2012
Dental
150 reps in 2014 up from 100 reps in 2013
Russia/CIS
660 reps in 2014 up from 500 reps in 2013
Poland
400 reps in 2014 up from 360 reps in 2012
Philippines
85 reps in 2014 up from 49 reps in 2012

Contents Financial Rationale Strategic Rationale Synergy Overview Potential Social Issues Antitrust, Due Diligence & Contract Pershing Square Involvement Valeant 2014 Outlook Next Steps 51

Overview of combined company cost synergies
Annual cost
synergy opportunity of $2.7 billion +
tax +
revenue synergy

Value Source of Synergy
SG&A Synergies
~$1,800 million
Rationalize US & Corporate HQ
Eliminate regional HQ
Decentralize organization by eliminating unnecessary global functions
Reduce duplicate external spend
Align to Valeant advertising and promotion model and spend
Maintain strong field force presence
R&D Cost
Synergy
~$900 million
Apply Valeant approach to on going R&D
Focus on output not input
Target low -risk projects
Continue high-probability programs such as line extensions
Continue to in-license late stage/launch products (e.g. Emerade,
Neotensil, Luzu)
Rationalize core R+D infrastructure
Tax Synergy
Combined high single-digit tax rate
Revenue Synergy
Acceleration of Allergan in emerging markets
Acceleration of Allergan OTC
Acceleration of Valeant Aesthetic assets ex-US
Additional product growth opportunities

Synergy breakdown
2014 Combined Cost
($M)
Synergies
($M)
% Reduction
SG&A
~$4,500 ~$1,800 40%
R&D
~$1,300 ~$900 69%
Manufacturing
(COGS)
~$3,200 $0 0%
Total ~$9,000 $2,700 30%
Note: Each company may categorize costs differently

One-time cost of synergies is assumed to be 40% or
~$1.1B, not including transaction fees and expenses
Source for Allergan: analyst estimates

Contents Financial Rationale Strategic Rationale Synergy Overview Potential Social Issues Antitrust, Due Diligence & Contract Pershing Square involvement Valeant 2014 Outlook Next steps 54

Flexible and willing to discuss any social issues Flexible on all social issues Board composition Senior management team US HQ location Company name Shareholder value is our primary consideration 55

Contents Financial Rationale Strategic Rationale Synergy Overview Potential Social Issues Antitrust, Due Diligence & Contract Pershing Square Involvement Valeant 2014 Outlook Next Steps 56

Antitrust, Due Diligence, and Contract
Antitrust
Antitrust overlap analysis performed by Skadden Arps, Sullivan & Cromwell, and
Osler, Hoskin & Harcourt (Canadian counsel)
Identified areas of overlap
No overlap areas material to transaction
Willing to accept all antitrust risk
Dysport and Restylane/Perlane identified as key potential divestitures
Status: Engaged in active discussions with multiple parties regarding divestitures
Timing: Deal expected pre-closing
Due diligence
We know the businesses well due to overlapping business segments
Conducted significant outside-in market research and due diligence
Conducted public company legal and corporate due diligence
Merger contract
Provided merger contract to Allergan and publicly filed
Fair and reasonable deal protection provisions (e.g., break-up fee)
Standard public company closing conditions

Contents Financial Rationale Strategic Rationale Synergy Overview Potential Social Issues Antitrust, Due Diligence & Contract Pershing Square Involvement Valeant 2014 Outlook Next Steps 58

Pershing Square: Allergan’s largest shareholder
supporting deal
Pershing Square with 9.7% stake in Allergan
Will elect to take all stock in the transaction
Pershing Square has done extensive due diligence on
Valeant and is committed to the deal
Committed to be a significant long-term shareholder
of combined company

Contents Financial Rationale Strategic Rationale Synergy Overview Potential Social Issues Antitrust, Due Diligence & Contract Pershing Square Involvement Valeant 2014 Outlook Next Steps 60

Guidance Update
Q1 expectations:
Continued strong performance
Cash EPS expected to meet/beat analyst consensus
Negative FX impact vs. budget of $20M+ in top-line
revenue and ~$0.04 in Cash EPS
Full year guidance
We are updating guidance based on performance to date
and expectations for the remainder of the year including
PreCision close
Cash EPS increased to: $8.55-$8.80, from: $8.25-$8.75
Revenue increased to: $8.3B-$8.7B, from $8.2B - $8.6B
Cash flow from operations increased to: $2.7B – $2.8B,
from $2.4B - $2.6B
Negative FX impact vs. budget of ~60M in revenue and
~$0.15 in Cash EPS based on current rates

Source for analyst consensus: Thompson/First Call

Contents Financial Rationale Strategic Rationale Synergy Overview Potential Social Issues Antitrust, Due Diligence & Contract Pershing Square Involvement Valeant 2014 Outlook Next Steps 62

Next Steps
We would expect to engage in discussion with the
company to negotiate the transaction
We intend to meet with shareholders from both Valeant &
Allergan
We encourage Allergan shareholders to communicate
views to both Valeant and Allergan management

Why the transaction is compelling for Allergan
shareholders
Compelling premium and expected long-term returns through continued ownership
Each Allergan share receives: $48.30 in cash + 0.83 Valeant shares
43% ownership
Continued high single-digit organic growth
$2.7B+ in annual cost synergies + additional revenue synergies
High single-digit tax rate
Yearly $0.20 per share dividend expected
19 US launches in 2014 with estimated peak sales potential:$1.6B-2.8B
Shareholder friendly capital allocation: accretive business development, debt reduction, and share buybacks
Diversification
Greater portfolio diversification with increased durability
Reduced reliance on blockbuster patents
Low risk R&D
Focus on output vs. input
Development of line extensions and reformulations
Strong late-stage pipeline with estimated peak sales potential of $2.0B-3.2B
High-return approach to business development
Strong track record of high-return business development
Target 20%+ IRRs at statutory tax rates and quick payback periods
Multi-billion dollars per year in free cash flow to deploy

Valeant + Allergan – strategically compelling transaction
Unrivaled portfolio in Ophthalmology, Dermatology, and Aesthetics
Great for patients & physicians around the world
High single-digit organic growth rate for foreseeable future
25%-30% pro forma 2014* Cash EPS accretion, year 2 and beyond expected 15-20%+ Cash
EPS growth depending on deployment of free cash flow
$2.7B+ in annual operating cost synergies, not including significant revenue synergies
~80% in first 6 months with the remaining ~20% in the following 12 months
Maintaining $300M+ in annual R&D spend to complete high-probability projects
High single-digit tax rate for combined company in addition to cost synergies
Pershing Square is Allergan’s largest shareholder with a 9.7% stake, supporting the transaction and will elect for 100% stock
Delivered merger agreement, no antitrust uncertainty, committed financing for $15.5B
Flexible with any and all social issues
Valeant 1
st
quarter Cash EPS will meet/beat analyst consensus expectations, outlook for rest of year strong, raising Cash EPS guidance from $8.25-$8.75 to $8.55-$8.80, despite negative FX headwinds of ~$0.15 Cash EPS since budget

* Assumes January 1 2014 close with full synergies day 1
Source for analyst consensus: Thompson/First Call
st